Exhibit 2.4

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (this "Agreement") is made this 30th day of July, 2009, by and between Advocate, MD Financial Group Inc., a Nevada corporation (the "Company"), and Mark E. Adams, an individual ("Executive"), with reference to the following facts:

RECITALS

A.           The Company and Executive entered into and executed that certain Executive Employment Agreement dated effective August 1, 2003 (the "Original Agreement"), pursuant to which Executive was employed by the Company as Senior Vice President of Sales and Marketing, an Executive Employment Agreement dated effective May 1, 2004 (the "2004 Agreement") pursuant to which Executive was employed by the Company as President and Chief Operating Officer, and an Executive Employment Agreement dated effective June 1, 2005 (the "2005 Agreement") pursuant to which Executive was employed by the Company as President and Chief Executive Officer and Chairman of the Board of the Company and President and Chairman of the Board of Advocate, M.D. Insurance of the Southwest Inc. (“MD Insurance”).

B.           The Company has entered into that certain Agreement and Plan of Merger dated as of the same date as this Agreement with FPIC Insurance Group, Inc. (“FIG”), among others, (the “Merger Agreement”) pursuant to which the Company will become a subsidiary of FIG.

C.           The Company and FIG believe that Executive has been and will continue to be an integral part of the operation, management and development of the medical professional liability insurance business of the Company (the "Business"); and, subject to the terms and conditions set forth in this Agreement, the Company desires that from and after the Closing Date, as defined in the Merger Agreement, Executive continue to be employed as President and Chief Executive Officer of the Company and MD Insurance, and Executive desires to accept such employment.

D.           Effective on the Closing Date (as defined in the Merger Agreement), the Company and Executive now desire to amend and restate the 2005 Agreement in its entirety as hereinafter provided.

AGREEMENT

In consideration of the mutual covenants and agreements hereinafter contained, and for other good and valuable consideration, it is hereby agreed by and between the parties hereto, effective on the Closing Date, as follows:

1.         Employment, Services and Duties

1.1           Employment.  Subject to the terms and conditions set forth in this Agreement, the Company hereby employs Executive as President and Chief Executive Officer of the Company and MD Insurance (the “Offices”), and Executive hereby accepts such employment under the terms of this Agreement effective only at and as of the Closing Date.

1.2           Duties.  Executive shall perform all duties assigned to him to the best of his ability and in a manner satisfactory to the Company.  Executive shall report to the Board of Directors or the officer of the Company designated by it and shall perform all duties and have all powers which are set forth in the Company's bylaws and which are otherwise commonly incident to the Offices and shall perform such additional duties assigned to him and exercise such additional powers as provided to him by the Board of Directors.

1.3           Primary Business Efforts.  Executive shall devote his primary efforts, attention and energies to the Business of the Company. Although Executive may, at his option, work flexible hours, he agrees that during the Term of Employment, he will not directly or indirectly engage in any business that is competitive in any manner with the Business of the Company or in any other way constitutes a conflict of interest or that, in the reasonable judgment of Executive, whether on an individual basis or in the aggregate, would materially interfere with the performance of Executive’s duties hereunder.  Notwithstanding the foregoing, Company acknowledges and agrees that Executive may continue with his roles, activities and involvement in (a) his various existing business ventures (e.g., Viva Chocolato, Murphy Adams Restaurant Group, Employers Trust Management Group, Sozo, Endowment Development Group, etc.) and (b) Board of Directors service positions (e.g., AstroTech (NASD), McCoy College of Business at Texas State University, KLD Energy Technologies, etc.), as to both of which Executive represents in his reasonable judgment do not and will not materially interfere with Executive’s duties hereunder.

1.4           Prior Agreements.  Executive and the Company hereby acknowledge and agree that, as of the Closing Date, the 2005 Agreement is superseded in its entirety by this Agreement; provided, however, that any and all representations, warranties and covenants made by the Executive to or for the benefit of the Company which are intended to survive the termination or expiration of the 2005 Agreement shall continue to survive after the Closing Date.  Executive hereby further acknowledges and agrees that as of the Closing Date, except for accrued but unpaid salary, bonuses and vacation pay and as Executive shall have given the Company notice prior to the Closing Date, and except for unreimbursed expenses, neither the Company nor any of its subsidiaries will owe Executive any amounts for compensation or otherwise related to the 2005 Agreement and that neither the Company nor any subsidiary of the Company has any outstanding debts, liabilities or obligations to Executive under the 2005 Agreement; any such debts, liabilities or obligations having been discharged by the Company prior to the Closing Date or hereby waived by Executive as of the Closing Date.

2.         Term

The term of employment under this Agreement (the "Term of Employment") shall commence on the Closing Date and, subject to the provisions of Section 4 below, shall continue for a period of two (2) years.

3.         Compensation

As the total consideration for Executive's services rendered hereunder, Executive shall be entitled to the following:

3.1         Base Salary.  A salary of Four Hundred Twenty-four Thousand and No/l00 Dollars ($424,000.00) per year ("Base Salary") beginning as of the Closing Date through the one-year anniversary of the Closing Date, payable in regular installments in accordance with the customary payroll practices of the Company. Executive's Base Salary shall be subject to such payroll deductions as required by law or as appropriate under the Company's payroll deduction procedures and policies. Executive's base salary shall be adjusted upwards effective at the one-year anniversary of the Closing Date to Four Hundred Thirty-Six Thousand and No/100 Dollars ($436,000.00) per year.

3.2         Performance Incentive.

(a)  Tier I Performance Incentive.  In addition to Executive's Base Salary, Executive shall receive for each of the two successive years ending on the first and second anniversary of the Closing Date a performance incentive payment, payable in cash as soon as reasonably practicable after determination of the amount of the Earnout Payment (as defined in the Earnout Agreement), based upon the Company's performance for the Measurement Period (as defined in the Earnout Agreement) ending immediately after such date in accordance with the following terms.

The amount of such performance incentive, if any, for the first year shall be equal to one-sixth (1/6) of the Gross Earnout Amount (as defined in the Earnout Agreement), or, if applicable under the Earnout Agreement, the Gross Alternate Earnout Amount (as defined in the Earnout Agreement), excluding in either such case the amounts described in clauses (d), (e) and (f) of the definition of Gross Earnout Amount, for the first Measurement Period (as defined in the Earnout Agreement), as finally determined in accordance with the procedures set out in the Earnout Agreement.

The amount of such performance incentive, if any, for the second year shall be equal to one-sixth (1/6) of the Gross Earnout Amount or, if applicable for such period under the Earnout Agreement, the Gross Alternate Earnout Amount, excluding in either such case the amounts described in clauses (d), (e) and (f) of the definition of Gross Earnout Amount, for the Earnout Period (as defined in the Earnout Agreement), as finally determined in accordance with the procedures set out in the Earnout Agreement, less the amount of the payment, if any, made to Executive pursuant to the immediately preceding paragraph.

Notwithstanding the foregoing, the amount of the first performance incentive payment described in this Section 3.2(a) shall not exceed $500,000, and the aggregate amount of both performance incentive payments described in this Section 3.2(a) shall not exceed $1,000,000.

(b)  Tier II Performance Incentive.  In addition to Executive's Base Salary and the performance incentive provided by Section 3.2(a), Executive shall receive for the two-

year period ending on the second anniversary of the Effective Date a performance incentive payment, payable in cash as soon as reasonably practicable after determination of the amount of the Earnout Payment, based upon and the Company's performance for the Earnout Period (as defined in the Merger Agreement) in accordance with the following terms.

The amount of such performance incentive, if any, for the first year shall be equal to the product of forty percent (40%) of one-quarter (1/4) of the Gross Earnout Amount or, if applicable under the Earnout Agreement, the Gross Alternate Earnout Amount, for the first Measurement Period, as finally determined in accordance with the procedures set out in the Earnout Agreement.

The amount of such performance incentive, if any, for the second year shall be equal to one-quarter (1/4) of the Gross Earnout Amount or, if applicable under the Earnout Agreement, the Gross Alternate Earnout Amount, as finally determined in accordance with the procedures set out in the Earnout Agreement, less the amount of the payments, if any, made to Executive pursuant to the immediately preceding paragraph, and pursuant to Section 3.2(a).

Performance incentive compensation under this Section 3.2(b) shall be (i) earned by Executive notwithstanding that Executive may no longer be employed on a Measurement Period date or at the end of the Earnout Period and (ii) not exceed $1,500,000 in the aggregate.

3.3         Car Allowance.  During the Term of Employment, Executive is entitled to a car allowance of Two Thousand and No/100 Dollars ($2,000.00) plus a Gross Up (as defined below) with respect to such car allowance per month for the purchase or lease of an automobile for use in connection with the performance of Executive's duties hereunder.  The car allowance is in lieu of reimbursement of local automotive expenses incurred by Executive on behalf of the Company.  "Gross Up" means an amount of additional cash compensation that the Company shall pay Executive so that the amount received by Executive hereunder with respect to the applicable amount payable or benefit equals such amount payable or benefit after deducting the federal and state income, excise, employment and other taxes payable by Executive on the applicable amount payable or benefit and the Gross Up, in any case assuming the maximum federal and state income tax rates for individuals residing in Executive's state of residency.

3.4         Personal Time.  Executive shall be entitled to seven (7) weeks vacation for each year during the Term of Employment; provided, however, that, with the exception of grandfathered accrued vacation, only one week of unused vacation time shall carry over from year to year.  Executive's sick leave, holidays and any other paid days off shall be governed by the Company's usual policies applicable to all of its executives.  Notwithstanding the foregoing, with the exception of the grandfathered accrued vacation, in no event shall Executive receive payment for more than four (4) weeks unused vacation on termination of employment.

3.5         Benefits.

  (a)           Executive shall be entitled to participate in or receive benefits under any employee benefit plan or other arrangement made available by the Company to its officers and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements.  Notwithstanding the foregoing, all health insurance premiums for Executive, his spouse and dependents shall be paid by the Company.  The decisions of the Board of Directors (or its compensation committee, if applicable) in such matters shall be final.

 (b)           Additionally, the Company shall either pay or reimburse Executive for one hundred percent (100%) of the following up to a combined maximum payment or reimbursement equal to Twenty-five Thousand and No/100 Dollars ($25,000.00) per year in the aggregate: (i) any and all costs or expenses for medical and dental treatment, including but by no means limited to surgeries, prescriptions, eye care (including, but not limited to, optometrist visits and exams, glasses, contact lenses, laser surgery, and prescriptions) and dental care (including, but not limited to, dental exams and procedures, orthodontics, implants, oral surgery, and aesthetic dentistry) for Executive, his spouse, and his eligible dependents; (ii) any and all costs or expenses for health and fitness for Executive, his spouse, and his eligible dependents; (iii) any and all costs or expenses for the preparation, by a professional of Executive's choosing, of Executive's annual and estimated federal income tax returns, and personal financial, tax and estate plans and related consultation for Executive by professionals of Executive's choosing; (iv) any and all costs or expenses for an annual physical examination by a physician of Executive's choosing for each year during the Term of Employment for Executive; (v) any and all costs or expenses for the education, including tuition, for Executive; (vi) any and all dues, fees and expenses of club memberships for Executive's use during the Term of Employment; and (vii) any and all costs or expenses for life insurance coverage of up to Four Million and No/100 Dollars ($4,000,000.00) during the Term of Employment (subject to Executive's insurability as a normal risk at ordinary rates without surcharge) (provided, however, that the amount of such insurance to be so provided shall be offset by life insurance coverage provided to Executive under any other group or other life insurance programs provided by the Company).  If and to the extent that, for any year during the Term of Employment, any of the benefits described in and by this Section 3.5(b) shall, upon Executive's receipt of same, constitute taxable income to Executive for income tax purposes, then the Company shall pay a Gross Up to Executive with respect to such taxable benefit as soon as possible but in no case later than 2.5 months following the end of the taxable year in which the underlying benefit was taxable.

 (c)           Employee’s entitlement to such “benefits” shall be in accordance with Employer’s employee benefit plans and other applicable programs, policies, and practices then in effect, to be interpreted so that payment of such “benefits” does not violate Section 409A of the Internal Revenue Code, as amended (the "Code").

3.6        Expense Reimbursement.  The Company will pay, upon submission of appropriate supporting documentation, all expenses of Executive incurred in connection with the rendering of services to the Company as an employee pursuant to this Agreement in accordance with the Company's usual and ordinary practices.  In addition, Company will reimburse Executive for 100% of his cellular telephone expenses.

3.7        Source of Payments and Other Compensation.  Executive hereby acknowledges and agrees that all payments provided under this Agreement represent an unfunded and unsecured obligation of the Company, shall be paid in cash solely from the general funds of the Company, and, except as required by law, no special or separate trust or fund shall be established and no other segregation of assets shall be made to assure payment.

4.         Termination

Executive's employment shall terminate prior to the expiration of the Term of Employment set forth in Section 2 above upon the happening of any of the following:

4.1        Termination for Cause.  The Company may terminate this Agreement for Cause. For purposes of this Agreement, "Cause" shall mean:

 (a)           Any intentional conduct which is materially detrimental to the Company or any of its subsidiaries including, but not limited to, theft, fraud, embezzlement, misappropriation or dishonesty;

 (b)           The charging of Executive with a felony offense that is detrimentally harmful to the Company or any offense described in 18 U.S.C. § 1033 (whether before or after the Closing Date);

 (c)           Executive's willful misconduct which has not been cured after thirty (30) days' written notice from the Company to Executive and which has had a material detrimental effect on the Company, including:

(i)           Material failure of Executive to apply his primary efforts, attention and energies to the Business of the Company (other than due to the disability of Executive) in accordance with Section 1.3;

(ii)           Material failure of Executive to perform consistently the duties assigned to him by Company; or

(iii)           Material breach by Executive of this Agreement.

 (d)           Executive's commission of an act constituting a material breach of fiduciary duty to the Company; or

 (e)           Drug or alcohol abuse which materially affects Executive's job performance.

4.2        Termination Without Cause.  The Company may terminate the employment of Executive and all of the Company's obligations hereunder (except as expressly provided) at any time and for any reason or for no reason during the Term of Employment without "Cause."

4.3        Termination Due to Disability or Death.  Executive's employment hereunder may be terminated by the Company:

 (a)           In the event that (i) Executive receives proceeds of an insurance policy funded by the Company insuring Executive against permanent disability, or (ii) the

Company determines in its sole discretion that Executive has been unable to substantially perform his duties under this Agreement for an aggregate of one hundred eighty (180) days within any twelve (12) month period, or can reasonably be expected to be unable to do so for such period, as the result of Executive's incapacity due to physical disability or mental impairment (unless such incapacity is the result of drug or alcohol abuse); or

(b)           Immediately upon the death of Executive.

4.4        Voluntary Termination by Executive.  Executive may terminate his employment with the Company at any time during the Term of Employment after the first anniversary of the Closing Date by giving the Company written notice of such termination.  The Company, at its election, may require Executive to continue to perform his duties hereunder for all or some portion of the time prior to the effective date of his termination.

4.5        Termination by Executive for Good Reason.  Executive may terminate his employment with the Company for Good Reason (as defined below) by giving the Board of Directors of the Company written notice of intent to terminate, which notice sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such Good Reason termination.  For the purposes of this Agreement, the term "Good Reason" shall mean the occurrence of any one or more of the following: (i) the assignment of Executive to duties materially inconsistent with Executive's authority, duties, responsibilities and status (including offices or removal therefrom, titles, and reporting requirement) as set forth hereunder, or a material reduction or alteration in the nature or status of Executive's authority, duties or responsibilities; (ii) reduction by the Company in Executive's Base Salary; (iii) the failure of the Company to obtain a satisfactory agreement from any successor to the Company to assume and agree to perform this Agreement; (iv) the movement of Executive's office by more than twenty (20) miles from its current location; or (v) the breach by the Company of any of its material obligations under this Agreement.

4.6        Termination by Mutual Agreement of the Parties.  Executive's employment pursuant to this Agreement may be terminated at any time by written agreement signed by Executive and an authorized officer of the Company. Any such termination of employment shall have the consequences specified in such agreement.

4.7        Notice of Termination.  Any purported termination of the Executive's employment (other than by mutual agreement) shall be communicated by written notice (a "Notice of Termination") from one party hereto to the other party hereto in accordance with the notice provision contained in Section 14 hereof.

4.8        Termination Date.  For purposes of this Agreement, "Termination Date" shall mean the date specified in the Notice of Termination (provided that if Executive terminates the notice period shall not exceed thirty (30) days unless otherwise agreed by the parties) or the date of Executive's death, or in the event of termination by mutual agreement, the effective date set forth in the written agreement.  The Notice of Termination shall specify an effective date (1) which may be immediate, in the case of termination under Section 4.1; (2) of thirty (30) days following the notice date under Sections 4.2, 4.3 or 4.5; or (3) of ninety (90) days following the notice date under Section 4.4.

5.         Effect of Termination

5.1        Termination for Cause.  In the event that Executive's employment is terminated pursuant to Section 4.1 above, the Company shall pay to Executive on the Termination Date the following:

(a)           Any unpaid portion of the Base Salary provided in Section 3.1 earned through the Termination Date; and

(b)           Any expense reimbursements due and owing to Executive as of the Termination Date.

5.2        Termination of Employment without Cause or for Good Reason.  In the event Executive's employment is terminated pursuant to Sections 4.2 or 4.5, the Company shall pay to Executive or his legal representative the following:

(a)           The payments, if any, referred to in Sections 5.1(a) and 5.1(b); and

(b)           So long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the following:

(i)           The annual Base Salary in effect at the time of termination as provided for in Section 3.1 through the end of the Term of Employment (minus all applicable payroll deductions);

(ii)           The amount of the “Tier I performance incentive” payments that Executive would have been entitled to receive through the second anniversary of the Closing Date under Section 3.2(a), payable on the terms and at the times provided in Section 3.2(a); and

(iii)           A lump sum payment of One Million and No/100 Dollars ($1,000,000.00) in cash payable within ten days of the Termination Date.

5.3       Voluntary Termination of Employment.  In the event Executive's employment is terminated pursuant to Section 4.4, the Company shall pay to Executive or his legal representative the following:

(a)           The payments, if any, referred to in Sections 5.1(a) and 5.1(b); and

(b)           So long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the pro rata portion (such pro rata portion being equal to the percentage of the year in which the Termination Date occurs elapsed on the Termination Date) of the amount of “Tier I performance incentive” payment for the year in which the Termination Date occurs that Executive would have been entitled to receive under Section 3.2(a), payable on the terms and at the time provided in Section 3.2(a); and

(c)           In the event Executive's employment is terminated on or after the first anniversary of the Closing Date, so long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation consisting of a lump sum payment of One Million and No/100 Dollars ($1,000,000.00) in cash payable within ten days of the Termination Date.

5.4           Termination of Employment by Reason of Disability or Death.  In the event Executive's employment is terminated pursuant to Section 4.3(a) due to disability or Section 4.3(b) due to death, the Company shall pay to Executive or his legal representative the following:

(a)            The payments, if any, referred to in Sections 5.1(a) and 5.1(b); and

(b)            In the case of death, and in the case of disability so long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the pro rata portion (such pro rata portion being equal to the percentage of the year in which the Termination Date occurs elapsed on the Termination Date) of the “Tier I performance incentive” payment for the year in which the Termination Date occurs that Executive would have been entitled to receive under Section 3.2(a), payable on the terms and at the time provided in Section 3.2(a);

(c)            In the case of disability so long as Executive complies with the terms of Section 6 hereof following the Termination Date and executes a general release in form acceptable to the Company in favor of the Company, its affiliates, and their respective stockholders, officers, directors, employees, agents and representatives, severance compensation equal to the following:

(i)            Subject to clause (iii) below, the annual Base Salary in effect at the time of termination as provided for in Section 3.1 through the end of the Term of Employment (minus all applicable payroll deductions), less the proceeds of any insurance policy funded by the Company insuring Executive against permanent disability, for the balance of the Term of Employment;

(ii)            Subject to clause (iii) below, continued coverage under the benefit arrangements provided pursuant to Section 3.5 for the balance of the Term of Employment; and

(iii)           If the Termination Date occurs after the first anniversary of the Effective Date, in lieu of the of the continuation of base salary and benefits provided under clauses (i) and (ii) immediately preceding, a lump sum payment of One Million and No/100 Dollars ($1,000,000.00) in cash payable within ten days of the Termination Date.

5.5           Payment of Tier II Bonus.  If Executive's employment with the Company terminates for any reason prior to the second anniversary of the Closing Date, the Company shall pay Executive the "Tier II performance incentive" that Executive would be entitled to receive under Section 3.2(b) had he still been employed with the Company as of such date(s).

6.         Non-Competition, Confidentiality and Non-Solicitation

6.1           Covenant not to Compete.  Executive acknowledges that during the course of Executive’s employment with the Company, the Executive has received and has been privy to confidential information and trade secrets of the Company and will continue to receive and be privy to confidential information and trade secrets of the Company and its affiliates during the course of Executive’s employment following the Transaction.  Thus, to avoid the actual or threatened misappropriation of such confidential information and trade secrets, and to preserve the value and good will of the business being acquired by FIG pursuant to the Transaction, during the period commencing on the Closing Date and ending on the later of the second anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fourth anniversary of the Closing Date, neither Executive nor any affiliate of Executive shall compete in any manner with the Company and/or its affiliates, directly or indirectly, or own, manage, operate, control, be a consultant to, participate or have any interest in or be connected in any manner with the ownership, management, operation or control of any business with operations in the Business in which the Company is engaged on the Effective Date, including without limitation marketing, selling or underwriting medical professional liability insurance to medical professionals and facilities, risk retention groups, or captives, or the providing of risk management, managerial or other services related thereto.  This covenant shall be applicable only in any jurisdiction in which the Company and/or any affiliate of the Company is admitted to transact business.  As used in this Agreement, an "affiliate" of Executive is any corporation, partnership, association, or other business entity which directly is controlled by Executive and in which Executive has a controlling investment.  Nothing contained in this Agreement shall be deemed to preclude Executive from purchasing or owning, directly or beneficially, as a passive investment, less than five (5) percent of any class of publicly traded securities of any such corporation so long as Executive does not actively participate in or control, directly or indirectly, any investment or other decisions with respect to such corporation.

The covenants set forth in this Section 6.1 shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision.  Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants set forth in this Section 6.1.  If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced.  To the extent that the provisions of this Section 6.1 hereof are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable laws.

Executive acknowledges that (i) Executive is familiar with the foregoing covenant not to compete; (ii) the covenant set forth in this Section 6.1 represents only a limited restraint and allows Executive to pursue Executive’s livelihood and occupation without unreasonable or unfair restrictions; (iii) Executive is an officer, key employee, and/or key member of the management of the Company; and (iv) the limitations of length of time, geography and scope of activity agreed to in this Agreement are reasonable because, among other things: (A) the Company and its affiliates are engaged in a highly competitive industry, (B) Executive has unique access to, and will continue to have access to, the trade secrets and know-how of the Company and its affiliates, including, without limitation, the plans and strategy (and, in particular, the competitive strategy) of the Company and its affiliates, (C) in the event Executive’s employment with the Company ended, Executive would be able to obtain suitable and satisfactory employment without violation of this Agreement, and (D) this Agreement provides no more protection than is necessary to protect the Company’s goodwill, trade secrets and confidential information.

6.2        Confidentiality and Return of Company Documents.  Executive recognizes and acknowledges that by virtue of his employment and position with the Company, he will have access to certain trade secret and confidential information of the Company and that such information constitutes valuable, special and unique property of the Company, and derives economic value because it is not generally known to the public or to others who could benefit from its disclosure or use ("Trade Secrets").  Trade Secrets include, but are not limited to, the following:

(a)           customer information such as customer lists and other information concerning particular needs, problems, likes and dislikes of the Company's customer;

(b)           the identities of the Company's customers, strategic partners and investors;

(c)           price information, such as price lists, the contents of bids and other information concerning costs or profits;

(d)           technical information, such as formulae, know-how and computer programs;

(e)           business information relating to costs, profits, sales markets, suppliers, plans for further development, market studies or research projects;

(f)           personnel or a compilation of data concerning the Company's employees, consultants and independent contractors; and

(g)           any other information valuable because of its private or confidential nature.

Executive agrees that he will not at any time, during or after the Term of Employment, reproduce, copy or disclose any of the Company's Trade Secrets and/or confidential business information to any person, firm, corporation, association or other entity for any reason or purposes whatsoever, nor will Executive advise, discuss or in any way assist any other person or firm (including customer or former customers of the Company) in obtaining or learning about the Company's Trade Secrets.  Executive covenants and acknowledges that upon separation from employment with the Company, he shall immediately surrender to the Company all Company owned assets in his possession (including all computers and other equipment) and all of the Company's Trade Secrets and any and all such documents, materials or other tangible items pertaining to these Trade Secrets that he may possess and that such Trade Secrets shall be and remain the sole property of the Company.  Executive agrees that if he is in doubt as to whether any information, material, or document is a Trade Secret or is confidential, he will contact the Board of Directors of the Company before disclosing or using such information for any purpose other than in furtherance of Executive's duties as an employee of the Company.  For purposes hereunder, Trade Secrets shall not include any information or knowledge that is known to the public at the time of disclosure by Executive, so long as Executive played no role in such initial disclosure to the public.

6.3           Statements.  Unless compelled by a court of law or an administrative proceeding, the Executive shall not, for the period commencing on the Closing Date and ending on the later of the second anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fourth anniversary of the Closing Date, make any comments or statements, public or private, about the confidential or proprietary matters of the Company, or any of their respective affiliates or shareholders, without (in the case of the Company, or their respective affiliates, as applicable) the prior written consent of such entity's Board of Directors or without (in the case of any of the shareholders of such entity) the prior written consent of an authorized executive of such shareholder.

6.4           Derogatory Statements.  The Executive shall not, for the period commencing on the Closing Date and ending on the later of the second anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fourth anniversary of the Closing Date, make any derogatory comments or statements, public or private, about the business, property, operations or financial condition of the Company, or any of their respective affiliates or shareholders.

6.5           Solicitation of Employees or Customers.  Executive agrees that during the period commencing on the Closing Date and ending on the later of the third anniversary of the date on which Executive ceases to be employed by the Company or one of its affiliates or the fifth anniversary of the Closing Date he shall not solicit, directly or indirectly, any employees of the Company or any of its affiliates to leave employment by the Company or any affiliate of the Company.  Executive also agrees that he will not at any time, during or after the Term of Employment, (i) solicit, divert or take away, or attempt to divert or take away, any person or entity that was at any time during Executive’s employment by the Company a policyholder, agent or other customer of the Company or any of its affiliates, or any potential policyholders, agents or other customers who were solicited by the Company within a twenty-four (24) month period immediately prior to the Termination Date, or (ii) attempt to seek or cause any of the policyholders, agents or other customers of the Company or any of its affiliates to refrain from patronizing the Company or any of its affiliates.

6.6           Injunctive Relief.  Executive recognizes and agrees that any violation or threatened violation of any provision contained in Sections 6.1 through 6.5 will cause irreparable damage or injury to the Company and that the Company's remedies at law for any breach of this Section 6 may not be adequate, and the exact amount of the Company's damages in the event of such breach may be impossible to ascertain.  Therefore, the Company shall be entitled, as a matter of right, without further notice and without the necessity of posting bond thereof', to injunctive and other equitable relief restraining any threatened or further violation of this Section 6.  The Company's right to an injunction shall be in addition to, and not in limitation of, any and other rights and remedies it may have against Executive, including, but not limited to, the recovery of damages.

7.         Notification of New Employment

Executive agrees that during the period commencing on the Termination Date and ending on the later of the second anniversary of the Termination Date or the fourth anniversary of the Closing Date, prior to becoming an employee or partner of or consultant to any person or entity engaged in any aspect of the insurance business that extends beyond his current ownership interests in Employers Trust Management Group and Endowment Development Group, Executive shall (i) provide written notice of such employment, partnership or consultancy to the Company, and (ii) provide such person or entity with a copy of the provisions of Section 6 of this Agreement.

8.         Successors and Assigns

This Agreement is intended to inure to the benefit of and be enforceable by the Company and its successors and assigns.  Executive hereby acknowledges and agrees that the services to be performed under this Agreement are personal and, therefore, the Executive may not assign any of his rights or duties under this Agreement without the Company's prior written consent.  Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all of the Company's business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession.  For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described in this Section 8 or which becomes bound by the terms of this Agreement by operation of law.

9.         Severability

Should any term, provision. covenant or condition of this Agreement be held to be void or invalid, the same shall not affect any other term, provision, covenant or condition of this Agreement, but such remainder shall continue in full force and effect as though each such voided term, provision, covenant or condition is not contained herein.

10.       Governing Law; Mediation and Arbitration

(a)  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and to be carried out in Texas (without regard to principles of conflict of laws).

(b)  Other than any claim for injunctive or equitable relief under Section 6.6, any dispute or controversy arising out of or in relation to this Agreement shall first be submitted to mediation in the City of Dallas, Texas in accordance with the Commercial Mediation Rules of the American Arbitration Association.  If mediation fails to resolve such dispute or controversy, then such dispute or controversy shall be determined and settled by arbitration in the City of Dallas, Texas, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, and judgment upon the award rendered by the arbitrator may be entered in any court of competent jurisdiction.  The parties hereto agree to use good faith efforts to select a mediator and, if mediation fails to resolve such dispute or controversy, an arbitrator.  If the parties cannot agree upon a mediator or arbitrator, such mediator or arbitrator shall be selected in accordance with the relevant Commercial Rules of the American Arbitration Association then in effect.  Any payments that would otherwise become due under this Agreement that are the subject of a dispute may be delayed to the extent required for purposes of avoiding additional taxes, interest or penalties under Section 409A of the Code.  Whenever any action is required to be taken under this Agreement within a specified period of time and the taking of such action is materially affected by a matter submitted to mediation or arbitration, such period shall automatically be extended by the number of days plus ten that are taken for the determination of that matter by the parties through mediation or otherwise by the arbitrator.

(c)  Without limiting the requirements of Section 10(b), any judicial proceeding arising out of or relating to this Agreement shall be brought exclusively in the Federal Courts having jurisdiction and sitting in Dallas, Texas. EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN DALLAS, TEXAS, FOR THE PURPOSES OF ANY JUDICIAL SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THE PARTIES HEREBY AGREE AND CONSENT THAT, IN ADDITION TO ANY METHODS OF SERVICE OF PROCESS PROVIDED FOR UNDER APPLICABLE LAW, ALL SERVICE OF PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS MAY BE MADE BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND SERVICE SHALL BE COMPLETE ON THE DELIVERY OR ATTEMPTED DELIVERY AS EVIDENCED BY THE RETURN RECEIPT. EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY IN ANY FEDERAL COURT SITTING IN DALLAS, TEXAS AND FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. This provision may be filed with any court as written evidence of the knowing and voluntary irrevocable agreement among the Parties to waive any objections to jurisdiction, to venue or to convenience of forum.  The foregoing consents to jurisdiction and appointments of agents to receive service of process shall not constitute general consents to service of process in the State of Texas for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. If any such proceeding is necessary to enforce the provisions of this Agreement, including any claim or demand, or to interpret this Agreement, the prevailing party shall be entitled to recover from the other Party reasonable attorney’s fees, costs, expenses and necessary disbursements in addition to any other relief to which it may otherwise be entitled, whether or not such action or proceeding is prosecuted to judgment.

11.       Captions

Section captions herein are inserted only as a matter of convenience and reference and in no way define, limit or describe the scope of this Agreement or the intent of any provisions hereof.

12.       Entire Agreement

This Agreement including the recitals set forth above (which shall be deemed to be a substantive part of this Agreement) and the other documents and instruments specifically referenced herein contains the entire agreement of the parties relating to the subject matter hereof, and the parties hereto have made no other agreements, representations or warranties relating to the subject matter of this Agreement that are not set forth otherwise herein or in the Non-Competition Agreement entered into between FIG, the Company and Executive dated the date hereof (the “Non-Competition Agreement”).  On the Closing Date, other than the Non-Competition Agreement, this Agreement will supersede any and all prior agreements, written or oral, between Executive and the Company, including the Original Agreement, the 2004 Agreement and the 2005 Agreement, which relate to the subject matter hereof. Effective on the Closing Date, any such prior agreements are hereby terminated and shall be of no further effect, and Executive by the execution hereof agrees that any compensation, including without limitation any compensation or other benefits related to a change in control of the Company, provided for under any such prior agreement(s) is specifically superseded and replaced by thee provision of this Agreement.  The parties hereto agree that in no event shall an oral modification of this Agreement be enforceable or valid.

13.       Notices

All notices and other communications under this Agreement shall be in writing or delivered by hand or by a nationally recognized courier service guaranteeing overnight delivery to a party at the following address (or to such other address as such party may have specified by notice given to the other party pursuant to this provision):

If to the Company:

Advocate, MD Financial Group Inc.
c/o First Professionals Insurance Company, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida  32204
Attn: President

With copy to:

FPIC Insurance Group, Inc.
1000 Riverside Avenue, Suite 800
Jacksonville, Florida  32204
Attn: General Counsel

If to the Executive:

Mark E. Adams
6001 Cervinus Run
Austin, TX 78735

14.       Attorneys' Fees

In the event that any party shall bring an action, reference, arbitration or proceeding in connection with the performance, breach or interpretation hereof, then the prevailing party in such action, reference, arbitration or proceeding as determined by the court or other body having jurisdiction shall be entitled to recover from the losing party all reasonable costs and expenses of such action, reference, arbitration or proceeding, including reasonable attorneys' fees, court costs, costs of investigation, expert witness fees and other reasonable costs relating to such proceedings.

15.       Counterparts

This Agreement may be executed on separate copies, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same agreement.

16.       References

Unless otherwise indicated by the context, references to "Sections" shall refer to the sections and subsections of this Agreement.

17.       Rights and Waivers

All rights and remedies of the parties hereto are separate and cumulative, and no one of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies under this Agreement unless such waiver is in writing and signed by such party.  No delay or omission on the part of either party in exercising any right or remedy shall operate as a waiver of such right or remedy or any other rights or remedies.  A waiver on any one occasion shall not be construed as a bar to or waive of any right or remedy on any future occasion.

18.       Survival

The terms, conditions and provisions set forth in Sections 3.2, and 5 through 22 shall survive the termination of this Agreement.

19.       Right of Set-Off

The Company shall have the right to set-off against or reduce any of the amounts due Executive hereunder by the amount of any outstanding loan or advance from the Company to Executive  or any other outstanding amounts owed by Executive to the Company, FIG or any of their affiliates; provided, that the Company shall be entitled to such set-off or reduction of amounts due Executive under Section 3.2(b) with respect amounts Executive may owe the Company, FIG or any of their affiliates in his capacity as a Seller under the Merger Agreement.

20.       Independent Counsel

Executive hereby acknowledges and agrees that he has had reasonable opportunity to consult with separate legal counsel with respect to the matters contained herein and is not relying on any representations of any party with respect to any of the terms or provisions of this Agreement not otherwise contained herein.

21.       FIG Responsibility.

FIG hereby agrees to cause the Company to perform its obligations to Executive hereunder.

22.       Section 409A.

It is expressly contemplated by the parties that this Employment Agreement will conform to, and be interpreted to comply with, Section 409A of the Code.  Notwithstanding any other provision of this Employment Agreement, if Employee is a "specified employee" as defined in Section 409A(a)(2)(B)(i) of the Code at the time of his separation from service, then the payment of any amount under or pursuant to this Employment Agreement that is considered deferred compensation subject to Section 409A of the Code shall be deferred for six (6) months after his "separation from service" or, if earlier, his death as required by Section 409A(a)(2)(B)(i) of the Code (the "409A Deferral Period").  Any payment deferred in order to comply with Section 409A of the Code shall bear simple interest at the rate published in The Wall Street Journal as the annual yield for money market funds on the Termination Date (or if The Wall Street Journal is not published on the Termination Date on the next date it is published).

In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments that would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled.  If Employee incurs any interest or additional tax under Section 409A(a)(1)(B) of the Code with respect to amounts payable under this Employment Agreement, Employer promptly at that time will pay Employee an additional amount so that, after all taxes on such additional amount, he has an amount remaining equal to such interest or additional tax.  Such gross-up payment, however, shall be made in any event no later than the end of Employee's taxable year next following his taxable year in which the related taxes, interest or penalties are remitted.

For purposes of this Employment Agreement, Employee shall not be deemed to have terminated employment unless he has a "separation from service" within the meaning of Section 409A of the Code (generally, where it is reasonably anticipated that the level of services he will perform after that date, whether as an employee or independent contractor, will permanently decrease to no more than 20 percent of the average level of services performed by him over the immediately preceding 36-month period).

All rights to payments and benefits under this Employment Agreement shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A of the Code.  All reimbursements and in kind benefits provided under this Employment Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during Employee’s lifetime (or during a shorter period of time specified in this Employment Agreement), (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement of an eligible expense will be made no later than 2 ½ months after the end of the calendar year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

([Signature Page Follows])

IN WITNESS WHEREOF, this Agreement is executed as of the date first above written.

ADVOCATE, MD FINANCIAL GROUP INC.,
a Nevada corporation

By:  /s/ Timothy P. Reardon
Timothy P. Reardon, Secretary

FPIC INSURANCE GROUP INC.,
a Florida Corporation
(solely as to Section 21 hereof)

By:  /s/ John R. Byers
John R. Byers, President and Chief
Executive Officer

/s/ Mark E. Adams
Mark E. Adams

[SIGNATURE PAGE TO EXECUTIVE EMPLOYMENT AGREEMENT]